Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands of dollars)

	Predecessor						Successor
	Year Ended December 31,				Period From		Period From		Year Ended December 31,
					January 1 to		December 4 to
					December 3,		December 31,
	2005		2006		2007		2007		2007		2008		2009

Income (loss) before tax provision	28,379		33,692		32,134		549		32,683		5,945		(27,174)

Fixed charges
Interest expense	5,123		4,499		4,813		2,451		7,264		27,446		39,172

Amortization of deferred financing fees	—		—		—		145		145		1,941		1,772
Lease and charter	3,541		4,161		4,213		417		4,631		5,195		4,753

Total fixed charges	8,664		8,660		9,026		3,013		12,040		34,582		45,697

Income before tax provision plus fixed charges	37,043		42,352		41,160		3,562		44,723		40,527		18,523

Ratio of earnings to fixed charges (a)	4.3	x	4.9	x	4.6	x	1.2	x	3.7	x	1.2	x	0.4	x

(a)	Ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, “earnings” are defined as net income (loss) before taxes plus fixed charges. For this purpose, “fixed charges” consist of interest expense, amortization of deferred financing costs, and one third of lease expense.